

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 3, 2018

Lei Cao
Chief Executive Officer
Sino-Global Shipping America, Ltd.
1044 Northern Boulevard, Suite 305
Roslyn, NY 11576-1514

>   **Re: Sino-Global Shipping America, Ltd.**
>   **Registration Statement on Form S-1**
>   **Filed April 26, 2018**
>   **File No. 333-224467**

Dear Mr. Cao:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Julie Griffith at 202-551-3267 with any questions.

      Division of Corporation Finance
      Office of Transportation and Leisure